UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC
("Pearson" or the "Company")

Committee Changes

Pearson announces that Josh Lewis, a non-executive director of the Company and member of its remuneration and nomination committees, will be appointed as a member of the reputation and responsibility committee with immediate effect.

Pearson also announces that Sidney Taurel, who is to be appointed as Chairman with effect from 1 January 2016, will also be appointed as a member of the remuneration and nomination committees with effect from that date.

Pearson further announces that Lincoln Wallen, who will become a non-executive director of the Company with effect from 1 January 2016, will be appointed as a member of the nomination and audit committees with effect from 1 January 2016 and 1 March 2016 respectively.

These notifications are made in accordance with LR 9.6.11.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 07 December 2015

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary